FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

July 27, 2007

BUENAVENTURA MINING COMPANY INC.
(Translation of Registrant's Name into English)

CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

FOR IMMEDIATE RELEASE

 Compañía de Minas Buenaventura Announces
Second Quarter 2007 Results

Lima, Peru, July 27, 2007 - Compañía de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest, publicly-traded precious metals mining company, announced today its results for the second quarter of 2007. All figures have been prepared according to Peruvian GAAP and are stated in U.S. dollars (US$).

Comments from the Chief Executive Officer:

Mr. Roque Benavides, Chief Executive Officer of Buenaventura stated:

“Due to the unwinding of the 2007 - 2009 hedge book positions, as expected, net income in 2Q07 was US$14.5 million, or US$0.11 per ADS, which represents a significant decrease when compared to 2Q06. This unwinding had a one-time, negative net effect of US$64.7 million. However, operating income in this quarter was 9% higher than in 2Q06, while EBITDA from Buenaventura’s direct operations totaled US$110.9 million, 31% higher than the figured achieved in 2Q06.”

Financial Highlights (in millions of US$, except EPS figures):

	2Q07	2Q06	Var%	6M07	6M06	Var%
Total Revenues	187.8	172.5	9%	352.4	301.0	17%
Operating Income	94.0	86.2	9%	172.1	142.6	21%
EBITDA (BVN Direct Operations)	110.9	84.5	31%	196.8	126.4	56%
EBITDA (including Yanacocha and Cerro Verde)	207.3	259.6	-20%	400.1	441.9	-9%
Net Income	14.5	139.8	-90%	51.1	266.3	-81%
EPS	0.11	1.10	-90%	0.40	2.09	-81%

Compañia de Minas Buenaventura S.A.A.
Second Quarter and Six-Month 2007 Results

Operating Revenue

In 2Q07, net sales were US$181.4 million, a 26% increase when compared to the US$143.8 million reported in 2Q06 mainly due to higher volumes of lead and zinc sold, as well as an increase in the realized prices of gold and lead. This was partially offset by a decrease in the volume of gold and silver sold.

Royalty income during 2Q07 totaled US$6.3 million, a 58% decrease when compared to the US$15.0 million reported in 2Q06. This was due to lower sales at Yanacocha.

Operating Highlights	2Q07	2Q06	Var%	6M07	6M06	Var%
Net Sales (in millions of US$)	181.4	143.8	26%	332.3	246.5	35%
Average Realized Price Gold (US$/oz)*	662	561	18%	633	535	18%
Average Realized Price Silver (US$/oz)	13.39	12.14	10%	13.37	11.65	15%
Average Realized Price Lead (US$/MT)	2,155	1,113	94%	2,061	1,159	78%
Average Realized Price Zinc (US$/MT)	3,722	3,196	16%	3,559	2,730	30%

(*) Including Yanacocha

Sales Content

	2Q07	2Q06	Var%	6M07	6M06	Var%
Gold (in oz) Direct Operations	90,897	117,345	-23%	199,906	217,611	-8%
Gold (in oz) including Yanacocha	226,851	460,095	-51%	534,611	896,402	-40%
Silver (in oz)	3,880,039	4,391,009	-12%	7,826,953	8,446,007	-7%
Lead (in MT)	11,193	7,277	54%	20,107	15,198	32%
Zinc (in MT)	19,750	14,409	37%	35,435	27,342	30%

Net sales for the six-month period 2007 were US$332.3 million, a 35% increase compared to the same period of 2006 (US$246.5 million) and royalty income was US$14.7 million, a 48% decrease when compared to US$28.1 million in 2006.

Compañia de Minas Buenaventura S.A.A.
Second Quarter and Six-Month 2007 Results

Production and Operating Costs

Buenaventura’s equity production1 during 2Q07 was 98,177 ounces of gold, 1% higher than the 97,250 ounces reported in 2Q06; and 3,539,363 ounces of silver, an 8% decrease when compared to the 3,847,249 ounces reported in 2Q06.

Equity production1 for the accumulated six-month period was 192,525 ounces of gold and 7,244,352 ounces of silver. This represented an increase of 1% in gold production (190,394 ounces in 2006), and a 1% increase in silver production compared to 2006 (7,162,469 ounces).

Equity Production[1]

	2Q07	2Q06	Var%	6M07	6M06	Var%
Gold (oz)	98,177	97,250	1%	192,525	190,394	1%
Gold inc. Yanacocha (oz)	230,257	327,630	-30%	507,137	677,024	-25%
Silver (oz)	3,539,363	3,847,249	-8%	7,244,352	7,162,469	1%
Lead ( MT)	4,945	5,133	-4%	10,653	9,386	14%
Zinc ( MT)	8,977	7,753	16%	17,442	14,346	22%
Copper (MT)*	11,930	4,366	173%	21,343	8,573	149%

(*) Including Cerro Verde

At Orcopampa (100%), total gold production in 2Q07 was 65,587 ounces, a 3% increase when compared to the 63,976 ounces reported in 2Q06 (Appendix 2). Accumulated gold production was 128,805 ounces, a 2% increase when compared to 2006 (125,728 ounces).

Cash operating cost during 2Q07 was US$163/oz, 16% higher when compared to 2Q06 (US$140/oz). This was best explained by:

1.	Higher exploration expenses due to a 54% increase in diamond drilling work

2.	Higher consumption of support materials explained by a 33% increase in mine preparation work

3.	Higher reagent consumption at the cyanidation plant

4.	Higher royalties paid to the government due to higher sales

Total royalties paid to the government at Orcopampa in 2Q07 were US$1.3 million.

At Uchucchacua (100%), total silver production during 2Q07 was 2,167,460 ounces an 11% decrease when compared to 2Q06 (2,432,464), mainly due to a 10-day strike in May, and a lower recovery rate (65.7% in 2Q07 versus 73.5% in 2Q06). Accumulated silver production was 4,174,372 ounces, a 9% decrease when compared to 2006 (4,605,230 ounces).

Cash operating cost in 2Q07 increased 34%, from $4.31/oz in 2Q06 to US$5.79/oz. This was best explained by:

1.	Lower silver production due to the impact of the aforementioned strike, and the decrease in the recovery rate

2.	An increase in support materials consumption explained by the expansion in lower levels of the mine

3.	An increase in reagent consumption explained by operations at the new cyanidation plant

Total royalties paid to the government at Uchucchacua in 2Q07 were US$0.7 million.

1 Production includes 100% of operating units, 100% of CEDIMIN and 34.29% of El Brocal.

Compañia de Minas Buenaventura S.A.A.
Second Quarter and Six-Month 2007 Results

At Antapite (100%), total production in 2Q07 was 18,395 ounces of gold, a decrease of 34% when compared to 2Q06 (27,826 ounces), mainly due to a 64% decrease in the gold grade from 0.64 Oz/ST to 0.39 Oz/ST. Accumulated gold production was 37,058 ounces, a 30% decrease when compared to 2006 (52,784 oz).

Gold cash operating cost in 2Q07 was US$360/Oz, a 69% increase when compared to US$214/Oz in 2Q06. This increase was explained by lower production due to the decrease in gold grade, and an increase in exploration expenses due to a 22% increase in diamond drilling work.

Total royalties paid to the government at Antapite in 2Q07 were US$0.2 million.

At Colquijirca (El Brocal) (34.29%), total zinc production was 20,382 MT in 2Q07, a 26% increase when compared to the 16,158 MT reported in 2Q06 due to an increase in ore mined. Total silver production during 2Q07 was 1,289,448 ounces, a 51% decrease when compared to the 2,627,558 ounces reported in 2Q06 due to a normal silver grade production (3.78 oz/MT in 2Q07 compared to 9.63 oz/MT in 2Q06).

For 1H07, total zinc production was 39,366 MT, a 24% increase when compared to the same period of 2006 (31,666 MT). In the case of silver, total production decreased 27% from 4,625,466 ounces in 2006 to 3,363,726 ounces in 2007.

Zinc cash operating costs for 2Q07 was US$259 per MT, a decrease of 58% when compared to 2Q06 (US$611 per MT), due to higher mill throughput, and an increase in the contribution of lead by-products.

Total royalties paid to the government at Colquijirca in 2Q07 were US$1.4 million.

Operating Expenses

General and administrative expenses for 2Q07 were US$13.3 million, a 48% increase compared to the US$9.0 million reported in 2Q06 due to a US$4.6 million Long-Term Compensation provision. General and administrative expenses for 1H07 were US$21.6 million, a 26% increase when compared to the US$17.1 million reported in the same period of 2006.

Exploration Costs in non-operational mining sites

Exploration costs in non-operational mining sites during 2Q07 were US$11.4 million, a 65% increase compared to the US$6.9 million reported in 2Q06. The main efforts were focused at the Marcapunta, Breapampa, El Milagro, Trapiche and Mallay projects. Exploration costs in non-operating mining sites during 1H07 were US$20.4 million, a 30% increase when compared to the same period in 2006 (US$15.7 million).

Operating Income

Operating income in 2Q07 was US$94.0 million, a 9% increase compared to the US$86.2 million reported in 2Q06. This result was mainly due to the 9% increase in operating revenues, and the 4% decrease in the total operating costs.

For 1H07, operating income was US$172.1 million, a 21% increase when compared to the US$142.6 million reported in 1H06.

Compañia de Minas Buenaventura S.A.A.
Second Quarter and Six-Month 2007 Results

Share in Affiliated Companies

During 2Q07, Buenaventura’s income from non-consolidated affiliates was US$48.8 million, a decrease of 56% when compared to the US$111.0 million reported in 2Q06. This decrease is explained by the US$5.9 million contribution from Yanacocha (US$85.6 million in 2Q06), partially offset by the US$41.7 million contribution from Cerro Verde (US$25.5 million in 2Q06). In 1H07 income from non-consolidated affiliates was US$103.8 million, a decrease of 49% compared to the US$203.4 million reported in 2006.

YANACOCHA

At Yanacocha (43.65%), 2Q07 gold production was 302,590 ounces of gold, a decrease of 60% when compared to 2Q06 (750,585 ounces). Gold production for the six-month 2007 period was 720,760 ounces, a decrease of 54% when compared to the 1,551,028 ounces reported in the comparable period of 2006. The Company estimates full-year production of 1.6 million ounces.

Cash cost at Yanacocha during 2Q07 was US$436/oz, which represented a 127% increase from US$192/oz reported in 2Q06. This is explained by the decrease in gold production, the higher proportion of waste tons mined and higher workers participation cost. For full-year 2007, the Company estimates a cash cost between US$340-US$360/oz.

Net income at Yanacocha during 2Q07 was US$14.7 million, a 93% decrease when compared to the 2Q06 figure (US$197.4 million). Net income in 1H07 was US$84.0 million, 77% lower than the same period of 2006 (US$370.5 million).

During 2Q07, EBITDA totaled US$60.5 million, a decrease of 82% compared to 2Q06 (US$327.3 million). This decrease was due to a 60% decrease in volume of gold sold despite higher realized gold prices, which increased from US$623/oz in 2Q06 to US$667/oz in 2Q07. EBITDA in 1H07 was US$200.0 million, a decrease of 68% when compared to the US$616.1 million reported in 2006.

CAPEX for 2Q07 was US$58.0 million, a 35% increase when compared to the US$42.9 reported in 2Q06, mainly devoted to the construction of the Gold Mill to treat transitional ore.

CERRO VERDE

At Cerro Verde (18.50%), 2Q07 copper production was 64,487MT, a 173% increase when compared to 2Q06 (23,598 MT). Copper production in 1H07 totaled 115,368 MT, 149% higher than the figured reported in the same period of 2006 (46,339 MT).

During 2Q07, net income was US$226.9 million, a 62% increase compared to 2Q06 (US$140.4 million), best explained by higher sales, which increased 120% from US$205.6 million in 2Q06 to US$453.1 million in 2Q07.

For 1H07, net income was US$375.6 million, a 73% increase compared to 1H06 (US$217.6 million). Net sales on 1H07 were US$770.8 million, an increase of 158% compared to 1H06 (US$299.2 million).

CAPEX in 2Q07 totaled US$16.3 million.

Compañia de Minas Buenaventura S.A.A.
Second Quarter and Six-Month 2007 Results

Net Income

This quarter, Buenaventura’s net income was US$14.5 million, representing US$0.11 per ADS, a 90% decrease when compared to the US$139.8 million reported (US$1.10 per ADS) in 2Q06. This decrease was explained by:

1.
A 93% decrease in the contribution from Yanacocha (US$85.6 million in 2Q06 versus US$5.9 million in 2Q07), which was partially offset by a 64% increase in the contribution from Cerro Verde (US$41.8 million in 2Q07 versus US$25.5 million in 2Q06).

2.	A total net effect of US$64.7 million from the un-winding of 488,000 gold ounces as reported on May 24, 2007.

Net income for the six-month period 2007 was US$51.1 million (US$0.40 per ADS), a decrease of 81% when compared to the US$266.3 million (US$2.10 per ADS) reported in the same period of 2006.

Hedging Operations

The total hedge book mark-to-market value as of June 30, 2007 was a negative (US$305.0 million), compared to a negative (US$489.2 million) as of March 31, 2007.

As announced in May 2007, the Company completed the un-winding of its 2007-2009 gold commitments as shown in the Hedge Book in Appendix 3.

Project Development

UCHUCCHACUA

•	The deepening of the Carmen and Socorro mines includes:

1.
In the Carmen Mine, the construction of ramp 760 is currently 59% complete; final completion is expected in September 2008. The deepening of the Master Shaft is currently 98% complete and is expected to be finished by September 2007. The development at 3,990 meters, which started in June, is in its final stages, and considers drifting 2,394meters.

2.
In the Socorro Mine, the construction of the ramp 626 is currently 53% complete, and is expected to be finished by February, 2008. The expansion of the project considers the development at 3,990 meters by drifting 1,350 meters beginning in July, 2007, and a 150 meter deepening of the Luz Shaft, set to begin in January 2008.

During 2007, total investment was US$1.6 million (accumulated US$4.7 million) out of a budgeted US$10.3 million.

ORCOPAMPA

•
The deepening of the Master Shaft (located in the Nazareno mine) from 3,390 meters to 3,290 meters is 50% complete. The connection of the Prometida and Nazareno mines was completed in May. Additional work to develop mine infrastructure at 3,340 meters is 53% complete. Completion of both projects is expected by December 2007. Total estimated investment for this project is US$6.6 million. Thus far in 2007, investment has totaled U$4.3 million.

Compañia de Minas Buenaventura S.A.A.
Second Quarter and Six-Month 2007 Results

•
The expansion of tailing dam number 4, to increase capacity to 1.3 million DST, is currently 92% complete. Thus far in 2007, investment has totaled US$2.4 million. Total estimated investment for this project is $5.8 million to be completed in the 3Q07.

•
The detailed engineering study and purchasing orders for the main equipment of the project to retreat tailings from the older tailing dam number 3 is complete. This will allow the recovery of at least 53,000 gold ounces and 190,000 silver ounces in two years, with an estimated investment of US$5.7 million.

* * *

Compañia de Minas Buenaventura S.A.A.
Second Quarter and Six-Month 2007 Results

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly-traded precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates four mines in Peru and also has controlling interests in four mining companies as well as a minority interest in several other mining companies in Peru. The Company owns 43.65% in Minera Yanacocha S.R.L. (a partnership with Newmont Mining Corporation) which is one of the most important precious metal producers in the world and 18.50% in Sociedad Minera Cerro Verde S.A.A, an important copper Peruvian Company.

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economical, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company and Yanacocha’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

**Tables to follow**

APPENDIX 1

Equity Participation in Affiliates and Subsidiaries

	BVN	Operating
	Equity %	Mines
Minera Yanacocha	43.65	Yanacocha
Sociedad Minera El Brocal*	34.29	Colquijirca
Sociedad Minera Cerro Verde	18.50	Cerro Verde
Cedimin*	100.00	Shila / Paula
Minera Minasnioc*	60.00	Minasnioc Project
Minera La Zanja *	53.06	La Zanja Project
Buenaventura Ingenieros*	100.00	-
Consorcio Energetico de Huancavelica*	100.00	-

*Consolidates

Compañia de Minas Buenaventura S.A.A.
Second Quarter and Six-Month 2007 Results

APPENDIX 2

	GOLD PRODUCTION

	Three Months Ended June 30						Six Months Ended June 30
	Orcopampa			Antapite			Orcopampa			Antapite
	2007	2006	%	2007	2006	%	2007	2006	%	2007	2006	%
Ore Milled DST	119,731	117,424	2.0%	44,467	45,118	-1.4%	235,732	232,181	1.5%	88,567	89,320	-0.8%
Ore Grade OZ/ST	0.57	0.57	0.0%	0.39	0.64	-39.4%	0.57	0.57	0.5%	0.36	0.61	-41.6%
Recovery Rate %	96.2%	95.2%		95.3%	96.4%		96.1%	95.7%		94.9%	96.4%
Ounces Produced	65,587	63,976	2.5%	18,395	27,826	-33.9%	128,805	125,727	2.4%	37,058	52,784	-29.8%

	SILVER PRODUCTION

	Three Months Ended June 30						Six Months Ended June 30
	Uchucchacua			Colquijirca			Uchucchacua			Colquijirca
	2007	2006	%	2007	2006	%	2007	2006	%	2007	2006	%
Ore Milled DST	197,962	194,300	1.9%	546,832	394,322	38.7%	413,689	385,150	7.4%	1,001,426	760,706	31.6%
Ore Grade OZ/ST	16.70	17.00	-1.8%	3.43	8.74	-60.7%	15.40	16.40	-6.1%	4.57	7.95	-42.5%
Recovery Rate %	65.7%	73.5%		68.6%	76.2%		65.5%	73.0%		73.5%	76.6%
Ounces Produced	2,167,461	2,434,464	-11.0%	1,289,448	1,627,558	-50.9%	4,174,372	4,605,230	-9.4%	3,363,726	4,625,466	-27.3%

	ZINC PRODUCTION

	Three Months Ended June 30						Six Months Ended June 30
	Uchucchacua			Colquijirca			Uchucchacua			Colquijirca
	2007	2006	%	2007	2006	%	2007	2006	%	2007	2006	%
Ore Milled DST	197,962	194,300	1.9%	546,832	394,322	38.7%	413,689	385,150	7.4%	1,001,426	760,706	31.6%
Ore Grade %	1.56%	1.34%	16.0%	5.33%	6.00%	-11.1%	1.44%	1.25%	15.8%	5.67%	6.12%	-7.4%
Recovery Rate %	58.3%	58.9%		77.1%	75.4%		59.4%	55.9%		76.4%	74.9%
ST Produced	1,345	1,552	-13.4%	22,467	17,811	26.1%	2,661	2,708	-1.8%	43,393	34,905	24.3%

APPENDIX 3

TOTAL GOLD COMMITMENTS
PHYSICAL DELIVERY
AS OF JULY 1, 2007

		2007	2008	2009	2010	2011	2012	Total
285	ounces				273,000	300,000	349,000	922,000
	$/oz				290	285	358	314
350	ounces				273,000	300,000	349,000	922,000
	$/oz				348	348	364	354
451	ounces				273,000	300,000	349,000	922,000
	$/oz				390	403	369	387

Compañia de Minas Buenaventura S.A.A.
Second Quarter and Six-Month 2007 Results

APPENDIX 4

Compañía de Minas Buenaventura S.A.A. and subsidiaries
Consolidated Balance sheet
As of December, 31 2006 and as of June, 30 2007

	2006	2007
Assets	US$(000)	US$(000)
Current assets
Cash and cash equivalents	239,533	194,902
Gold certificates	63,210	-
Short term financial investments	56,549	-
Trade accounts receivable	77,422	63,441
Other accounts receivable, net	4,481	6,623
Accounts receivable from affiliates	11,714	8,337
Inventories, net	30,621	31,168
Current portion of prepaid taxes and expenses	7,961	8,966
Total current assets	491,491	313,437

Long - term accounts receivables	1,524	2,037
Prepaid taxes and expenses	10,501	8,525
Investments in shares	839,129	924,624
Mining rights and property, plant and equipment, net	215,643	241,837
Development cost, net	64,753	74,018
Deferred income tax and workers’ profit sharing asset, net	111,447	174,031
Other assets, net	1,283	1,154
Total assets	1,735,771	1,739,663

Liabilities and shareholders’ equity, net
Current liabilities
Bank loans	10,000	45,000
Trade accounts payable	28,539	23,626
Income tax	34,485	21,658
Other current liabilities	59,779	61,509
Current portion of long - term debt	491	2,290
Deferred income from sale of future production	43,032	-
Total current liabilities	176,326	154,083

Other long term liabilities	64,651	62,157
Long term debt	115	83,000
Deferred income from sale of future production	194,173	102,008
Total liabilities	435,265	401,248

Shareholders’ equity net

Capital stock, net of treasury shares of US$14,474,000	173,930	173,930
Investments shares, net of treasury shares of US$37,000	473	473
Additional capital	177,713	177,713
Legal reserve	37,679	37,679
Other reserves	269	269
Retained earnings	852,148	859,889
Cumulative translation loss	(34,075)	(34,075)
Cumulative unrealized gains on investments carried at fair value	932	107
	1,209,069	1,215,985
Minority interest	91,437	122,430
Total shareholders’ equity, net	1,300,506	1,338,415

Total liabilities and shareholders’ equity, net	1,735,771	1,739,663

Compañia de Minas Buenaventura S.A.A.
Second Quarter and Six-Month 2007 Results

Compañía de Minas Buenaventura S.A.A. and subsidiaries
Consolidated Statements of income
For the three and six month period ended June, 30 2006 and June 30, 2007

	For the three month period ended June, 30		For the six month period ended June, 30
	2006	2007	2006	2007
	US$(000)	US$(000)	US$(000)	US$(000)
Operating revenues
Net sales	143,803	181,441	246,499	332,259
Royalties income	15,011	6,346	28,081	14,727
Realized income from sales of future production	13,643	-	26,392	5,393
Total revenues	172,457	187,787	300,972	352,379

Costs of operation
Operating costs	41,770	39,347	75,179	82,056
Exploration and development costs in operational mining sites	12,764	11,894	24,322	23,546
Depreciation and amortization	7,844	8,378	13,313	16,301
Total costs of operation	62,378	59,619	112,814	121,903
Gross margin	110,079	128,168	188,158	230,476

Operating expenses
General and administrative	9,016	13,342	17,127	21,555
Exploration cost in non-operational mining sites	6,928	11,424	15,664	20,382
Royalties	6,344	7,579	9,932	13,169
Selling	1,626	1,867	2,844	3,264
Total operating expenses	23,914	34,212	45,567	58,370
Operating income	86,165	93,956	142,591	172,106

Other income (expenses), net
Share in affiliate companies	110,976	48,760	203,393	103,804
Interest income	508	2,449	1,616	5,139
Gain (loss) from changes in the market value of gold certificates	(6,842)	-	(6,842)	5,126
Net loss from releasing fix prices in commercial contracts	-	(100,467)	-	(185,922)
Interest expenses	(59)	(2,246)	(1,673)	(3,795)
Exchange difference gain (loss)	11	230	204	(57)
Loss from changes in the fair value of derivative instruments	(54)	-	(13,178)	-
Other, net	(295)	(2,561)	(485)	(3,464)
Total other income(expenses), net	104,245	(53,835)	183,035	(79,169)

Income before workers’ profit sharing, income tax
and minority interest	190,410	40,121	325,626	92,937

Workers’ profit sharing	(5,767)	1,436	(3,566)	2,010
Income tax	(24,878)	2,892	(20,789)	2,337

Net, income	159,765	44,449	301,271	97,284
	-	-	-	-
Attributable to:
Equity holders of the parent	139,781	14,472	266,339	51,134
Minority interests	19,984	29,977	34,932	46,150
	159,765	44,449	301,271	97,284

Basic and diluted earnings per share, of Compañía de
Minas Buenaventura S.A.A., stated in U.S. dollars.	1.10	0.11	2.09	0.40
	-	-	-	-

Weighted average number of shares outstanding	127,221,164	127,221,164	127,221,164	127,221,164

Compañia de Minas Buenaventura S.A.A.
Second Quarter and Six-Month 2007 Results

Compañía de Minas Buenaventura S.A.A. and subsidiaries
Consolidated Statements of cash flows
For the three and six month period ended June, 30 2006 and June 30, 2007

	For the three month period ended June, 30		For the six month period ended June, 30
	2006	2007	2006	2007
	US$(000)	US$(000)	US$(000)	US$(000)
Operating activities
Collections from costumers	134,645	168,212	232,360	346,240
Settlement of Gold Certificates	-	-	-	135,189
Collection of dividends	39,281	21,825	78,570	21,825
Collection of royalties	12,701	8,813	28,893	17,849
Recoveration of value added tax receivable	2,311	4,277	9,390	6,945
Collection of interest	474	2,799	1,433	5,669
Payments of releasing fix prices in commercial contracts	-	(170,739)	-	(315,726)
Payments to suppliers and third parties	(40,892)	(49,776)	(79,081)	(99,712)
Purchase of Gold Certificates	(68,072)	-	(68,072)	(66,853)
Payments of income tax	(17,430)	(17,206)	(25,836)	(55,633)
Payments to employees	(17,984)	(17,849)	(31,734)	(43,574)
Payments of exploration expenditures	(14,419)	(21,587)	(30,884)	(36,714)
Payment of royalties	(5,635)	(8,581)	(10,669)	(15,791)
Payments of interest	(467)	(1,263)	(931)	(1,864)
Net cash provided by (used in) operating activities	24,513	(81,075)	103,439	(102,150)

Investing activities
Settlement (acquisition) of short term financial investments	-	55,714	(1,000)	55,714
Proceeds from sale of plant and equipment	85	184	114	511
Payments from derivative instruments settled, net	(917)	-	(3,590)	-
Payments by purchase of investments in shares	(231)	-	(2,978)	-
Increase on time deposit	(10,000)	(40,743)	(10,000)	(45,632)
Purchase of plant and equipment	(9,177)	(10,494)	(15,906)	(20,173)
Payment by adjustment of price of investments in shares	-	(19,923)	-	(19,923)
Development cost expenditures	(2,393)	(8,231)	(8,870)	(16,066)
Net cash used in investing activities	(22,633)	(23,493)	(42,230)	(45,569)

Financing activities	-	-	-	-
Increase of long-term debt	-	75,000	61	75,000
Increase of bank loans	13,500	45,000	13,500	45,000
Payments of bank loans	(184)	-	(2,645)	-
Payments of dividends	(27,997)	(47,071)	(27,997)	(47,071)
Payments of dividends for minority interest shareholders	(3,600)	(12,557)	(7,860)	(15,157)
Payments of long-term debt	(165)	(161)	-	(316)
Net cash provided by (used in) financing activities	(18,446)	60,211	(24,941)	57,456

Net increase (decrease) in cash during the period	(16,566)	(44,357)	36,268	(90,263)
Cash at beginning of period	149,685	130,694	96,851	176,600

Cash at period end	133,119	86,337	133,119	86,337

Compañia de Minas Buenaventura S.A.A.
Second Quarter and Six-Month 2007 Results

	For the three month period ended June, 30		For the six month period ended June, 30
	2006	2007	2006	2007
	US$(000)	US$(000)	US$(000)	US$(000)
Reconciliation of net income to net cash provide by operating activities

Net income atributable to equity holders of the parent	139,781	14,472	266,339	51,134
Add (deduct)
Minority interest	19,984	29,977	34,932	46,150
Loss from changes in the fair value of Gold Certificates	6,842	-	6,842	-
Loss from changes in the fair value of derivative instruments	54	-	13,178	-
Depreciation and amortization	7,296	8,841	13,993	17,167
Amortization of development costs	3,952	3,558	7,461	6,801
Long term officers’ compensation (*)	787	4,569	1,908	6,092
Accrual for mining closing costs	(485)	983	864	1,931
Net cost of retired plant and equipment	46	-	214	593
Exchange differences loss (gain), net	(11)	(230)	(204)	57
Share in affiliated companies, net of dividends	(71,695)	(26,935)	(124,823)	(81,979)
Income from releasing fix prices in commercial contracts	-	(70,272)	-	(129,804)
Loss (gain) for deferred income tax and workers’ profit sharing expenses	3,388	(33,663)	(19,601)	(62,584)
Realized income from sale of future production	(13,643)	-	(26,392)	(5,393)
Slow moving and obsolescence supplies reserves	-	12	-	12
Other	-	(343)	-	(511)

Net changes in assets and liabilities accounts
Decrease (increase) of operating assets
Gold certificates	(68,072)	-	(68,072)	63,210
Trade accounts receivable	(9,158)	(13,229)	(14,139)	13,981
Other accounts receivable	2,081	(1,439)	2,495	(2,655)
Accounts receivable from affiliates	(3,827)	2,438	(1,323)	3,377
Inventories	(213)	(3,176)	(350)	(101)
Prepaid taxes and expenses	(1,641)	(1,609)	(3,109)	971

Increase (decrease) of operating liabilities
Trade account payable	5,615	503	5,615	(4,913)
Income tax	3,930	3,985	9,856	(12,827)
Other liabilities	(498)	483	(2,245)	(12,859)

Net cash provided by (used in) operating activities	24,513	(81,075)	103,439	(102,150)

(*)This provision corresponds to a long term compensation (10 year program) granted to the Company to certain officers

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos
Chief Financial Officer

Date: July 27, 2007